 ------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           WHITE CAP INDUSTRIES, INC.
                                (Name of Issuer)

                           WHITE CAP INDUSTRIES, INC.
                                   GREG GROSCH
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   963505 10 2
                      (CUSIP Number of Class of Securities)
                                -----------------

                                                 (with copies to)
          Chris Lane                           Steven A. Cohen, Esq.
  White Cap Industries, Inc.                    Whitney Holmes, Esq.
      3120 Airway Avenue                      Hogan & Hartson L.L.P.
 Costa Mesa, California 92626           1200 Seventeenth Street, Suite 1500
        (714) 850-0900                        Denver, Colorado 80202
                                                  (303) 899-7300

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.   / /  A tender offer.

d.   / /  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                            Calculation of Filing Fee
-------------------------------------------------------------------------------
     Transaction Valuation (1)                Amount of Filing Fee (1)
         $169,629,675.40                            $33,925.94
-------------------------------------------------------------------------------

(1) Determined in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934. The fee was computed on the basis of the purchase of 9,754,345 shares of Common Stock, $.01 par value, of the Issuer at $16.50 cash per share and the purchase of 719,982 options to purchase Common Stock, $.01 par value, of the Issuer at a price per option equal to the difference between $16.50 and the $4.44 weighted average exercise price of the options.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing.

                  Amount Previously Paid:            $33,925.94
                  Form or Registration No.:          Schedule 14A
                  Filing Party:                      White Cap Industries, Inc.
                  Date Filed:                        August 18, 1999


------------------------------------------------------------------------------

                              CROSS REFERENCE SHEET

              The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the
Schedule 14A filed by White Cap Industries, Inc. with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this statement. The information in the
Schedule 14A, which is attached hereto as Exhibit 17(d), is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 14A.


ITEM IN                                     WHERE LOCATED
SCHEDULE 13E-3                              IN SCHEDULE 14A
--------------                              ---------------------------------------------------------------------------
Items 1(c)-(d)......................        "SUMMARY--Market Prices for Common Stock and Dividends" and "MARKET
                                            PRICES FOR COMMON STOCK AND DIVIDENDS"
Item 3(b)...........................        "SUMMARY--Background Of The Merger Transaction," "--Stockholders Voting
                                            Agreement," "SPECIAL FACTORS--Interests of Directors And Officers In The
                                            Merger That Are Different From Your Interests Or Which May Present Conflicts
                                            of Interest," "--Background Of The Merger Transaction," "--Opinion Of White
                                            Cap's Financial Advisor," "--Certain Effects Of The Merger," "THE MERGER
                                            --Financing" and "--Stockholders Voting Agreement"
Item 4(a)...........................        "SUMMARY," "SPECIAL FACTORS" and "THE MERGER"
Item 4(b)...........................        "SUMMARY--Purpose And Reasons of LGP And The Management Group For the
                                            Merger Transaction," "--Interests Of Directors And Officers In The Merger
                                            That Are Different From Your Interests Or Which May Present
                                            Conflicts Of Interest," "SPECIAL FACTORS--Interests Of Directors And
                                            Officers In The Merger That Are Different From Your Interests Or Which
                                            May Present Conflicts Of Interest" and "--Certain Effects Of The Merger"
Item 5(a)...........................        "SUMMARY--The Proposal," "--Purpose And Reasons Of LGP And The
                                            Management Group For The Merger Transaction," "--Purpose Of The
                                            Special Meeting," "SPECIAL FACTORS--Interests Of Directors And Officers In
                                            The Merger That Are Different From Your Interests Or Which May Present
                                            Conflicts Of Interest" and "THE MERGER--Conversion Of Securities"
Item 5(c)...........................        "SUMMARY--Interests Of Directors And Officers In The Merger That Are
                                            Different From Your Interests Or Which May Present Conflicts Of Interests,"
                                            "SPECIAL FACTORS--Interests Of Directors And Officers In The Merger That
                                            Are Different From Your Interests Or Which May Present Conflicts Of
                                            Interest--Employment Agreements" and Exhibits B-1 through B-6 of Appendix A to the Schedule 14A
Item 5(d)...........................        "SUMMARY--Financing Of The Merger," and "THE MERGER--Financing"
Items 5(f) and (g)..................        "SUMMARY--Certain Effects Of The Merger" and "SPECIAL FACTORS--Certain
                                            Effects Of The Merger"
Item 6(a)...........................        "SUMMARY--Financing Of The Merger" and "THE MERGER--Financing"
Item 6(b)...........................        "THE MERGER--Financing--Expenses Of The Transaction"
Item 6(c)...........................        "SUMMARY--Financing Of The Merger" and "THE MERGER--Financing"
Items 7(a)-(c)......................        "SUMMARY--Background Of The Merger Transaction," "--The Independent
                                            Directors' And Board Of Directors' Recommendation," "--Purpose And
                                            Reasons Of LGP And The Management Group For The Merger Transaction,"
                                            "SPECIAL FACTORS--Background Of The Merger Transaction," "--Certain
                                            Effects Of The Merger" and "--Purpose And Reasons Of LGP And The
                                            Management Group For The Merger Transaction"
Item 7(d)...........................        "SUMMARY--Certain Effects Of The Merger," "--Federal Income Tax
                                            Considerations," "--Rights Of Dissenting Stockholders," "--Accounting
                                            Treatment," "THE MERGER--Accounting Treatment," "SPECIAL FACTORS--Certain
                                            Effects Of The Merger," "--Conduct Of White Cap's Business After The
                                            Merger," "--Interests Of Directors And Officers That Are Different From Your
                                            Interests Or Which May Present Conflicts of Interest," "THE MERGER
                                            --Indemnification And Insurance," "FEDERAL INCOME TAX CONSIDERATIONS"
                                            and "PENDING LITIGATION RELATED TO THE MERGER"

                                      i



ITEM IN                                     WHERE LOCATED
SCHEDULE 13E-3                              IN SCHEDULE 14A
--------------                              ---------------------------------------------------------------------------
Items 8(a)-(b) and (d)-(f)..........        "INTRODUCTION," "SUMMARY--Background Of The Merger Transaction,"
                                            "--The Independent Directors' And Board Of Directors' Recommendation,"
                                            "--Opinion Of White Cap's Financial Advisor," "--Purpose And Reasons
                                            Of LGP And The Management Group For The Merger Transaction,"
                                            "--Position Of The Management Group As To Fairness Of The
                                            Transaction" and "SPECIAL FACTORS"
Item 8(c)...........................        "SUMMARY--Vote Required" and "THE PROPOSAL--Vote Required; Record Date"
Items 9(a)-(c)......................        "SUMMARY--Opinion Of White Cap's Financial Advisor" and
                                            "SPECIAL FACTORS--Opinion Of White Cap's Financial Advisor"
Item 10(a) and (b)..................        "PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT,"
                                            "SUMMARY--Stockholders Voting Agreement," "THE MERGER--Treatment Of
                                            Stock Options," "--Financing Of The Merger" and "--Stockholders
                                            Voting Agreement"
Item 11.............................        "SUMMARY--Stockholders Voting Agreement," "--Interests Of Directors
                                            And Officers In The Merger That Are Different From Your Interests Or
                                            Which May Present Conflicts Of Interest," "SPECIAL FACTORS--Interests
                                            Of Directors And Officers In The Merger That Are Different From Your
                                            Interests Or Which May Present Conflicts Of Interest," "--Purpose And
                                            Reasons Of LGP And The Management Group For The Merger Transaction,"
                                            "THE MERGER--Treatment Of Stock Options" and "--Stockholders Voting
                                            Agreement"
Items 12(a) and (b).................        "SUMMARY--Purpose Of The Special Meeting," "--Vote Required,"
                                            "--Purpose And Reasons Of LGP And The Management Group For The Merger
                                            Transaction," "--Stockholders Voting Agreement," "--Position Of The
                                            Management Group As To Fairness Of The Merger Transaction," "SPECIAL
                                            FACTORS--Background Of The Merger Transaction" "--Interests Of
                                            Directors And Officers In The Merger That Are Different From Your Interests
                                            Or Which May Present Conflicts Of Interest--Post Merger Transaction Ownership
                                            Of White Cap," "--Position Of The Management Group As To Fairness Of
                                            The Merger Transaction" and "--Certain Effects Of The Merger"
Item 13(a)..........................        "SUMMARY--Rights Of Dissenting Stockholders," "SPECIAL FACTORS--Position
                                            Of The Management Group As To Fairness Of The Merger Transaction" and
                                            "THE MERGER--Appraisal Rights"
Item 14(a)..........................        "SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA" and "SELECTED
                                            CONSOLIDATED FINANCIAL DATA"
Item 14(b)..........................        "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)"
Item 15(a)..........................        "SUMMARY--Interests Of Directors And Officers In The Merger That Are
                                            Different From Your Interests Or Which May Present Conflicts Of
                                            Interest," "SPECIAL FACTORS--Interests Of Directors And Officers In
                                            The Merger That Are Different From Your Interests Or Which May Present
                                            Conflicts Of Interest--Employment Agreements" and Exhibits B-1 through B-6 of Appendix A to the Schedule 14A


                                       ii


ITEM IN                                     WHERE LOCATED
SCHEDULE 13E-3                              IN SCHEDULE 14A
--------------                              ---------------------------------------------------------------------------
Item 15(b)..........................        "PROXY SOLICITATION"






         This Rule 13E-3 Transaction Statement (the "Statement") relates to the Agreement and Plan of Merger dated July 21, 1999 (the "Agreement"), and the related agreements thereto, copies of which are attached as Exhibits to Appendix A of the Schedule 14A (collectively with all other appendixes and exhibits, the "Schedule 14A") filed by the Issuer with the Securities and Exchange Commission on the date hereof. All references below to the "Proxy" are references to the Schedule 14A. Pursuant to the Agreement, WC Recapitalization Corp. ("WC"), a Delaware corporation (the "Purchaser") and wholly owned indirect subsidiary of Leonard, Green & Partners, L.P., a Delaware limited partnership (the "Parent"), will be merged into White Cap Industries, Inc., a Delaware corporation (the "Issuer"), and all outstanding shares of Common Stock (except for 971,446 shares of Common Stock held by certain members of the management of the Company), $.01 par value, of the Issuer (the "Common Stock"), will be cancelled and exchanged for the right to receive $16.50 per share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Agreement.


ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

   (a) The name of the issuer is White Cap Industries, Inc., a Delaware corporation (also referred to as the "Company"). The address of the Company's principal executive offices is 3120
                  Airway Avenue, Costa Mesa, California 92626. The class of equity securities to which this statement relates is Common
                  Stock, $.01 par value, of the Company.

   (b) The title of the Securities subject to the transaction is Common Stock, $.01 par value. As of August 13, 1999 there were approximately 10,725,791 shares of Common Stock outstanding.
                  As of May 28, 1999, there were approximately 185 record holders of Common Stock.

   (c)-(d)        The information set forth in the Proxy under the headings
                  "SUMMARY--Market Prices for Common Stock and Dividends" and
                  "MARKET PRICES FOR COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.

   (e) The Company consummated an initial public offering of four million shares of Common Stock on October 22, 1997. The offering price per share of Common Stock sold in the initial public offering was $18.00 and the aggregate proceeds to the Company equaled $66,960,000.

   (f)            Not applicable.

ITEM 2.           IDENTITY AND BACKGROUND

   (a)-(d), (g)   This Statement is filed by the Company and Greg Grosch. The
                  Company is the issuer of the Common Stock subject to the
                  Rule13e-3 transaction. The information set forth in the
                  Company's Amended Annual Report on Form 10-K/A for the
                  fiscal year ended March 27, 1999 under the heading
                  "INFORMATION CONCERNING DIRECTORS" is hereby incorporated
                  by reference pursuant to General Instruction D of Schedule
                  13E-3. The information set forth in the Company's  Annual
                  Report on Form 10-K for the fiscal year ended March 27,
                  1999 under the heading "EXECUTIVE OFFICERS OF THE
                  REGISTRANT" is incorporated herein by reference pursuant to
                  General Instruction D of Schedule 13E-3.

   (e)            Not Applicable.

   (f)            Not Applicable.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

   (a)(1)         Not Applicable.

   (a)(2)         The information set forth in the Company's Definitive Proxy
                  Statement on Form Schedule 14A filed with the Securities
                  Exchange Commission on August 28, 1998 under the heading
                  "STOCKHOLDERS AGREEMENT" is incorporated herein by reference pursuant to General Instruction D of Schedule
                  13E-3.

   (b)            The information set forth in the Proxy under the headings
                  "SUMMARY--Background Of The Merger Transaction," "--Stockholders
                  Voting Agreement," "SPECIAL FACTORS--Interests Of
                  Directors And Officers In The Merger That Are Different
                  From Your Interests Or Which May Present Conflicts Of
                  Interest," "--Background Of The Merger Transaction,"
                  "--Opinion Of White Cap's Financial Advisor," "Certain Effects
                  Of The Merger," "THE MERGER--Financing" and "--Stockholders
                  Voting Agreement" is incorporated herein by reference. The information set forth in the Company's Amended Annual Report on Form 10-K/A for the fiscal year ended March 27, 1999 under the heading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                  --TRANSACTION ADVISORY AGREEMENT" is also incorporated herein by reference pursuant to General Instruction D of Schedule 13E-3.

ITEM 4.           TERMS OF THE TRANSACTION

   (a)            The information set forth in the Proxy under the headings
                  "SUMMARY," "SPECIAL FACTORS" and "THE MERGER" is incorporated herein by reference.


   (b)            The information set forth in the Proxy under the headings
                  "SUMMARY--The Purpose And Reasons of LGP And The Management
                  Group For the Merger Transaction," "--Interests Of
                  Directors And Officers In The Merger That Are Different
                  From Your Interests Or Which May Present Conflicts Of
                  Interest," "SPECIAL FACTORS--Interests Of Directors And
                  Officers In The Merger That Are Different From Your
                  Interests Or Which May Present Conflicts Of Interest" and
                  "--Certain Effects Of The Merger" is incorporated herein by reference.

ITEM 5.           PLANS AND PROPOSALS OF THE ISSUER OR AFFILIATE

   (a)            The information set forth in the Proxy under the headings
                  "SUMMARY--The Proposal," "--Purpose And Reasons Of LGP And
                  The Management Group For The Merger Transaction,"
                  "--Purpose Of The Special Meeting," "SPECIAL
                  FACTORS--Interests Of Directors And Officers In The Merger
                  That Are Different From Your Interests Or Which May Present
                  Conflicts Of Interest" and "THE MERGER--Conversion Of
                  Securities" is incorporated herein by reference.

   (b)            Not applicable.

   (c) Upon consummation of the Rule 13e-3 transaction, the current board of directors of the Company shall resign and the current board of directors of WC shall become the board of directors of the surviving entity. The information set forth in the Proxy under the headings "SUMMARY--Interests Of Directors
                  And Officers In The Merger That Are Different From Your
                  Interests Or Which May Present Conflicts Of Interest" and
                  "SPECIAL FACTORS--Interests Of Directors And Officers In
                  The Merger That Are Different From Your Interests Or Which
                  May Present Conflicts Of Interest--Employment Agreements" is incorporated herein by reference. The Employment Agreements attached as Exhibits B-1 through B-6 of Appendix A to the Proxy are also incorporated herein by reference.

   (d)            The information set forth in the Proxy under the headings
                  "SUMMARY--Financing Of The Merger" and "THE
                  MERGER--Financing" is incorporated herein by reference.

   (e)            Not applicable.

   (f)-(g)        The information set forth in the Proxy under the heading
                  "SUMMARY--Certain Effects Of The Merger" and "SPECIAL
                  FACTORS--Certain Effects Of The Merger" is incorporated herein by reference.

ITEM 6.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

   (a)            The information set forth in Proxy under the headings
                  "SUMMARY--Financing Of The Merger" and "THE MERGER--Financing" is incorporated herein by reference.

   (b)            The information set forth in the Proxy under the headings "THE
                  MERGER--Financing--Expenses Of The Transaction" is incorporated herein by reference.

   (c)            The information set forth in the Proxy under the heading
                  "SUMMARY--Financing Of The Merger" and "THE MERGER--Financing" is incorporated by reference.

   (d)            Not applicable.

ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

   (a)-(c)        The information set forth in the Proxy under the headings
                  "SUMMARY--Background Of The Merger Transaction," "--The
                  Independent Directors' And Board Of Directors'
                  Recommendation," "--Purpose And Reasons Of LGP And The
                  Management Group For The Merger Transaction," "SPECIAL
                  FACTORS--Background of the Merger Transaction," "--Certain
                  Effects Of The Merger" and "--Purpose And Reasons Of LGP
                  And The Management Group For The Merger Transaction" is incorporated herein by reference.

   (d)            The  information set forth in the Proxy under the headings
                  "SUMMARY--Certain Effects Of The Merger," "--Federal Income
                  Tax Considerations," "--Rights Of Dissenting Stockholders,"

                                        -2-


                  "--Accounting Treatment," "THE MERGER--Accounting
                  Treatment," "SPECIAL FACTORS--Certain Effects Of The
                  Merger," "--Conduct Of White Cap's Business After The
                  Merger," "--Interests of Directors And Officers That Are
                  Different From Your Interests Or Which May Present
                  Conflicts of Interest," "THE MERGER--Indemnification And
                  Insurance," "FEDERAL INCOME TAX CONSIDERATIONS" and
                  "PENDING LITIGATION RELATED TO THE MERGER" is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION

  (a)-(b),(d)-(f) The information set forth in the Proxy under the headings
                  "INTRODUCTION," "SUMMARY--Background Of The Merger
                  Transaction," "--The Independent Directors' And Board Of
                  Directors' Recommendation," "--Opinion Of White Cap's
                  Financial Advisor," "--Purpose And Reasons Of LGP And The
                  Management Group For The Merger Transaction," "--Position
                  Of The Management Group As To Fairness Of The Transaction" and "SPECIAL FACTORS" is incorporated herein by reference.

   (c)            The information set forth in the Proxy under the headings
                  "SUMMARY--Vote Required" and "THE PROPOSAL--Vote Required;
                  Record Date" is incorporated herein by reference.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

   (a)-(c)        The information set forth in the Proxy under the headings
                  "SUMMARY--Opinion Of White Cap's Financial Advisor" and
                  "SPECIAL FACTORS--Opinion Of White Cap's Financial Advisor" is incorporated herein by reference.

ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER

   (a)-(b)        The information set forth in the Proxy under the headings
                  "PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT,"
                  "SUMMARY--Stockholders Voting Agreement," "THE
                  MERGER--Treatment Of Stock Options," "--Financing Of The
                  Merger" and "--Stockholders Voting Agreement" is incorporated herein by reference. The Stockholders Voting Agreement dated
                  July 22, 1999 between WC Recapitalization Corp. and White Cap
                  Industries, Inc. (a copy of which is attached hereto as Exhibit (c)(5)) is also incorporated herein by reference.

ITEM 11.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO ISSUER'S SECURITIES

                  The information set forth in the Proxy under the headings
                  "SUMMARY--Stockholders Voting Agreement," "--Interests Of
                  Directors And Officers In The Merger That Are Different
                  From Your Interests Or Which May Present Conflicts Of
                  Interest," "SPECIAL FACTORS--Interests Of Directors And
                  Officers In The Merger That Are Different From Your
                  Interests Or Which May Present Conflicts Of Interest,"
                  "--Purpose And Reasons Of LGP And The Management Group For
                  The Merger Transaction," "THE MERGER--Treatment Of Stock
                  Options" and "--Stockholders Voting Agreement" is incorporated herein by reference. The form of Stockholders
                  Agreement attached as Exhibit C to Appendix A to the Proxy and the Stockholders Voting Agreement dated July 22, 1999 between WC Recapitalization Corp. and White Cap Industries,
                  Inc. (a copy of which is attached hereto as Exhibit (c)(5)) are each incorporated herein by reference.

ITEM 12.          PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH
                  REGARD TO THE TRANSACTION

   (a)-(b)        The information set forth in the Proxy under the headings
                  "SUMMARY--Purpose Of The Special Meeting," "--Vote Required,"
                  "--Purpose And Reasons Of LGP And The Management Group For The
                  Merger Transaction," "--Stockholders Voting Agreement,"

                                        -3-


                  "--Position Of The Management Group As To Fairness Of The
                  Merger Transaction," "SPECIAL FACTORS--Background of the
                  Merger Transaction," "--Interests Of Directors And Officers
                  In The Merger That Are Different From Your Interests Or Which
                  May Present Conflicts Of Interest--Post Merger Transaction
                  Ownership Of White Cap," "--Position Of The Management Group
                  As To Fairness Of The Merger Transaction" and "--Certain
                  Effects Of The Merger" is incorporated herein by reference.

ITEM 13           OTHER PROVISIONS OF THE TRANSACTION

   (a)            The information set forth in the Proxy under the headings
                  "SUMMARY--Rights Of Dissenting Stockholders," "SPECIAL
                  FACTORS--Position Of The Management Group As To Fairness Of
                  The Merger Transaction" and "THE MERGER--Appraisal Rights" is incorporated herein by reference. The information set forth in Appendix D to the Proxy is also incorporated herein by reference.

   (b)-(c)        Not applicable.

ITEM 14.          FINANCIAL INFORMATION

   (a)            The information set forth in the Proxy under the headings
                  "SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA" and
                  "SELECTED CONSOLIDATED FINANCIAL DATA" is incorporated herein by reference. The information set forth in the Company's
                  Annual Report on Form 10-K for the fiscal year ended March 27, 1999 under the heading "FINANCIAL STATEMENTS AND SUPPLEMENTAL
                  DATA" is also incorporated herein by reference.

   (b)            The information set forth in the Proxy under the heading "PRO
                  FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)" is incorporated herein by reference.

ITEM 15.          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

   (a)            The information set forth in the Proxy under the headings
                  "SUMMARY--Interests Of Directors And Officers In The Merger
                  That Are Different From Your Interests Or Which May Present
                  Conflicts Of Interest" and "SPECIAL FACTORS--Interests Of
                  Directors And Officers In The Merger That Are Different
                  From Your Interests Or Which May Present Conflicts Of
                  Interest--Employment Agreements" is incorporated herein by reference. The Employment Agreements attached as Exhibits
                  B-1 through B-6 of Appendix A to the Proxy are also incorporated herein by reference.

   (b)            The information set forth in the Proxy under the heading
                  "PROXY SOLICITATION" is incorporated herein by reference.

ITEM 16.          ADDITIONAL INFORMATION

                  All information set forth in the Schedule 14A and exhibits thereto which is not otherwise incorporated in this Statement by reference is hereby incorporated herein by reference.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS

   (a)(1)         Letter dated July 20, 1999 to Leonard Green & Partners, L.P.
                  from Donaldson, Lufkin & Jenrette (incorporated herein by reference to Exhibit 7(e) to the Schedule 13D filed on July
                  30, 1999 relating to the Common Stock, $.01 par value, of White Cap Industries, Inc.)

                                        -4-


   (a)(2)         Letter dated July 20, 1999 to White Cap Industries, Inc. from
                  Leonard Green & Partners L.P. (incorporated herein by reference to Exhibit 7(d) to the Schedule 13D filed on July
                  30, 1999 relating to the Common Stock, $.01 par value, of White Cap Industries, Inc.)

   (b)            Fairness Opinion of White Cap's Financial Advisor
                  (incorporated herein by reference to Appendix B to the Schedule 14A filed by White Cap Industries, Inc. on August
                  18, 1999)

   (c)(1)         Agreement and Plan of Merger dated July 21, 1999 by and between
                  White Cap Industries, Inc. and WC Recapitalization Corp.
                  (incorporated herein by reference to the Schedule 14A filed by White Cap Industries on August 18, 1999)

   (c)(2)         Certificate of Incorporation of the Surviving Corporation
                  (incorporated herein by reference to Exhibit A to Appendix A to the Schedule 14A filed by White Cap Industries, Inc. on
                  August 18, 1999)

   (c)(3)         Form of Stockholders Agreement (incorporated herein by reference to Exhibit C to Appendix A to the Schedule 14A filed by White Cap
                  Industries, Inc. on August 18, 1999)

   (c)(4)         Term of Preferred Stock (incorporated by reference to Annex 1 to
                  Appendix A to the Schedule 14A filed by White Cap Industries, Inc.
                  on August 18, 1999)

   (c)(5)         Stockholders Voting Agreement dated July 22, 1999 between WC
                  Recapitalization Corp. and the stockholders of White Cap Industries,
                  Inc. identified on Schedule I thereto (incorporated herein by reference to Appendix C to the Schedule 14A filed by White Cap
                  Industries, Inc. on August 18, 1999)

   (d)(1) Schedule 14A (including all appendixes and all exhibits to all appendixes thereto) filed by White Cap Industries, Inc. on August 18 ,1999 is incorporated herein by reference

   (d)(2) White Cap Industries, Inc. Annual Report on Form 10-K for the fiscal year ended March 27, 1999 is incorporated herein by reference

   (d)(3)         White Cap Industries, Inc. Amended Annual Report on Form
                  10K/A for the fiscal year ended March 27, 1999 is incorporated herein by reference

   (d)(4)         White Cap Industries, Inc. Definitive Proxy Statement on
                  Schedule 14A filed on August 28, 1998 is incorporated herein by reference

   (e) Summary of Appraisal Rights (incorporated herein by reference to the Schedule 14A filed by White Cap Industries on August 18, 1999 under the heading "THE MERGER
                  --Appraisal Rights" and by reference to Appendix D to such
                  Schedule 14A)

   (f)            Not Applicable



                                   SIGNATURES

         After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               WHITE CAP INDUSTRIES, INC.



Dated:  August 17, 1999                        By: /s/ Chris Lane
                                                   ---------------------------
                                                   Chris Lane
                                                   Chief Financial Officer



Dated:  August 17, 1999                        By: /s/ Greg Grosch
                                                   ---------------------------
                                                   Greg Grosch

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
--------          -----------
   (a)(1)         Letter dated July 20, 1999 to Leonard Green & Partners, L.P.
                  from Donaldson, Lufkin & Jenrette (incorporated herein by
                  reference to Exhibit 7(e) to the Schedule 13D filed on July
                  30, 1999 relating to the Common Stock, $.01 par value, of
                  White Cap Industries, Inc.)

   (a)(2)         Letter dated July 20, 1999 to White Cap Industries, Inc. from
                  Leonard Green & Partners L.P. (incorporated herein by reference to Exhibit 7(d) to the Schedule 13D filed on July
                  30, 1999 relating to the Common Stock, $.01 par value, of White Cap Industries, Inc.)

   (b)            Fairness Opinion of White Cap's Financial Advisor
                  (incorporated herein by reference to Appendix B to the Schedule 14A filed by White Cap Industries, Inc. on
                  August 18, 1999)

   (c)(1) Agreement and Plan of Merger dated July 21, 1999 by and between White Cap Industries, Inc. and WC Recapitalization
                  Corp. (incorporated herein by reference to the Schedule 14A filed by White Cap Industries, Inc. on August 18, 1999)

   (c)(2)         Certificate of Incorporation of the Surviving Corporation
                  (incorporated herein by reference to Exhibit A to Appendix A to the Schedule 14A filed by White Cap Industries, Inc. on
                  August 18, 1999)

   (c)(3) Form of Stockholders Agreement (incorporated herein by reference to Exhibit C to Appendix A to the Schedule 14A filed by White
                  Cap Industries, Inc. on August 18, 1999)

   (c)(4)         Term of Preferred Stock (incorporated by reference to Annex 1 to
                  Appendix A to the Schedule 14A filed by White Cap
                  Industries, Inc. on August 18, 1999)

   (c)(5)         Stockholders Voting Agreement dated July 22, 1999 between WC
                  Recapitalization Corp. and the stockholders of White Cap
                  Industries Inc. identified on Schedule I thereto (incorporated herein by reference to Appendix C to Schedule 14A filed by White Cap Industries, Inc. on August 18, 1999)

   (d)(1)         Schedule 14A filed by White Cap Industries, Inc. on August
                  18, 1999 (incorporated herein by reference)

   (d)(2) White Cap Industries, Inc. Annual Report on Form 10-K for the fiscal year ended March 27, 1999 is incorporated herein by reference

   (d)(3)         White Cap Industries, Inc. Amended Annual Report on Form
                  10-K/A for the fiscal year ended March 27, 1999 is incorporated herein by reference

   (d)(4)         White Cap Industries, Inc. Definitive Proxy Statement on
                  Schedule 14A filed on August 28, 1998 is incorporated herein by reference

   (e) Summary of Appraisal Rights (incorporated herein by reference to the Schedule 14A filed by White Cap Industries, Inc. on
                  August 18, 1999 under the heading "THE MERGER--Appraisal
                  Rights" and by reference to Appendix D to such Schedule 14A)

   (f)            Not Applicable


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